Filed by Delta Oil & Gas, Inc. pursuant to Rule 425 under the Securities Act of 1933.

Subject Company: The Stallion Group (No. 0-51605)

Delta Oil & Gas clarifies that its anticipated offer to acquire at least 80% of the shares of The Stallion Group on a fully-diluted basis has not commenced (OTCBB:SLGR)

DELTA OIL & GAS INC.	OTCBB: DOIG	October 14, 2008

Delta Oil and Gas, Inc. (OTC:BB – DOIG) announced that it filed a registration statement on Form S-4 with the Securities and Exchange Commission on October 7, 2008 in order to register 27,168,832 of its common shares which will form part of the consideration being offered to shareholders of The Stallion Group (“Stallion”) in a proposed offer to acquire at least 80% of the shares of Stallion on a fully-diluted basis.

When reviewing the registration statement on Form S-4 and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, the Stallion shareholders should disregard the letter of acceptance and transmittal filed as Exhibit 99.2 to the Form S-4.  The offer for the outstanding shares of Stallion common stock pursuant to the proposed transaction described in this communication and in the Form S-4 has not commenced.  No Stallion shareholder have tendered their shares and Delta will only accept tendered shares of Stallion common stock after the offer has commenced.  Delta intends to commence the offer for the outstanding shares of Stallion common stock after the effective date of the registration statement on Form S-4.  At the time that the proposed transaction is commenced, Delta will file a statement on Schedule TO with the SEC and the final prospectus will be mailed to shareholders of Stallion.

Additional Information and Where to Find It

In connection with this proposed transaction, Delta will also file with the U.S. Securities and Exchange Commission (SEC) a statement on Schedule TO. Stallion shareholders are strongly encouraged to read the registration statement and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information about the proposed transaction. The final prospectus will be mailed to shareholders of Stallion. Investors and security holders will be able to obtain free copies of the registration statement as well as other filed documents containing information about the proposed transaction, without charge, at the SEC’s web site (www.sec.gov). Neither Delta nor any of their respective directors or executive officers makes any recommendation as to whether you should participate in the proposed transaction.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Such an offer may be made solely by a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Accordingly, the offer for the outstanding shares of Stallion common stock pursuant to the proposed transaction described in this communication has not commenced. At the time that the proposed transaction is commenced, Delta will file a statement on Schedule TO with the SEC. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.

About Delta Oil and Gas

Delta Oil and Gas is an exploration company focused on developing North American oil and natural gas reserves. The Company's current focus is on the exploration of its land portfolio comprised of working interests in the following prospects:  the Mississippi prospects, the horizontal drilling prospect in Saskatchewan, the 2006-03 Prospect at Garvin and Murray Counties, Oklahoma and the 2007-01 Prospect in Garvin County, Oklahoma.  Delta Oil & Gas is seeking to expand its portfolio to include additional interests in Canada and the USA.

On behalf of the Board of Directors,

/s/  DOUGLAS N. BOLEN
DOUGLAS N. BOLEN, CEO

Contact Info:    Greg Werbowski – 1.866.355.3644 – IR@deltaoilandgas.com
                           www.deltaoilandgas.com

Safe Harbor Statement

This news release includes statements about expected future events and/or results that are forward-looking in nature and subject to risks and uncertainties. Forward-looking statements in this release include, but are not limited to time frames, expectations for completion; the analysis of results and the intention to drill. Actual outcomes and the Company's results could differ materially from those in such forward-looking statements. Factors that could cause results to differ materially include general factors that affect all companies that explore for oil and gas, such as the uncertainty of the requirements demanded by environmental agencies, the fact that oil and gas extraction and production is risky, the potential that no commercial quantities of gas are found or recoverable, the price of oil and gas, geological problems that prevent us from reaching drilling targets and specific risks such as the Company's ability to raise financing.